51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
November 10, 2020
Item 3   News Release
The news release dated November 10, 2020 was disseminated through GlobeNewswire.
Item 4   Summary of Material Change
On November 10, 2020, the Company announced that it has signed a binding term sheet with MainPointe for an investment of CAD $2,700,000 and a limited term distribution partnership for RepliCel’s dermal injector and consumables (the “RepliCel Injector Product Line”) in the United States. As part of the partnership, MainPointe has agreed to pay all costs related to securing FDA approvals to launch the RepliCel Injector Product Line in the U.S. market.
The partnership with MainPointe would represent RepliCel’s first footprint in the U.S. market and the Company’s second distribution partnership for its near-commercial RepliCel Injector Product Line. RepliCel’s partner, YOFOTO (China) Health is committed to being the distributor of the RepliCel Injector Product Line in Greater China, where it will first launch in Hong Kong after either European or American regulatory approval is obtained and registered in the Chinese territory.  This regulatory registration will also trigger a $500,000 milestone payment to RepliCel.
Primary Deal Terms
In consideration for an investment of CAD $2,700,000 and the payment of all costs related to obtaining FDA approval for Company’s dermal injector and consumables, RepliCel has agreed to issue MainPointe up to an aggregate of four (4) million common shares, a right to participate in RepliCel’s royalty revenue stream up to a defined ceiling, and certain distribution rights of RepliCel Injector Product Line in the United States.  The investment will be made as to CAD $500,000 within five (5) days of receipt of conditional approval from the TSX Venture Exchange, CAD $500,000 by December 15, 2020, CAD $700,000 by January 21, 2021, CAD $700,000 by April 21, 2021 and CAD $300,000 by August 21, 2021.  The common shares will be priced at the greater of CAD $0.675 or the Discounted Market Price as such term is defined in the Policies of the TSX Venture Exchange.
The royalty right will be equal to (a) 5% of the amounts earned by and paid to the Company from the sale of any of its “NBDS Products” defined as its RCS-01 (NBDS Fibroblast Therapy – Treatment for Aging Skin), RCT-01 (NBDS Fibroblast Therapy – Treatment for Chronic Tendinosis), and any other product which is comprised of the non-bulbar dermal sheath cells patented by the Company, and (b) 20% of the amounts earned by and paid to the Company from the sale of any of its “DSC Products” defined as its RCH-01 (DSC Therapy for Treatment Androgenic Alopecia) and any other product which is comprised of the dermal sheath cup cells patented by the Company.
In consideration for paying all expenses required to obtain regulatory approval for the RepliCel Injector Product Line, the exclusive distribution rights shall commence upon receipt of regulatory approval to launch the RepliCel Injector Product Line in the U.S. market for a period expiring on the earlier (a) four (4) years, or (ii) when MainPointe has earned USD $2,000,000 in gross income from the sale of the products in the RepliCel Injector Product Line.  The Company will have the right, in its discretion, to buy out this exclusivity right for an amount equal to the net-present value of profit to be earned on USD $2,000,000 in gross income.

Closing of the transactions contemplated under the binding term sheet is conditional on the parties entering into definitive agreements and receipt of regulatory approval.
Item 5   Full Description of Material Change
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the attached News Release which was filed on SEDAR.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact: Lee Buckler, CEO and President
Telephone:                         604.248.8693
Item 9   Date of Report
November 10, 2020

NEWS RELEASE

RepliCel Announces a Binding Term Sheet For Strategic Investment and U.S. Partnership

•	Transaction represents RepliCel’s entrance into the U.S. market
•	Investment terms minimize dilution and puts RepliCel on-track for US FDA marketing approvals of the RepliCel Dermal Injector Product Line
VANCOUVER, BC, CANADA – 10 November 2020 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, announced today its intent to enter into a strategic partnership with MainPointe Pharmaceuticals (“MainPointe”) headquartered in Louisville, Kentucky.
The Company has signed a binding term sheet with MainPointe for an investment of CAD $2,700,000 and a limited term distribution partnership for RepliCel’s dermal injector and consumables (the “RepliCel Injector Product Line”) in the United States. As part of the partnership, MainPointe has agreed to pay all costs related to securing FDA approvals to launch the RepliCel Injector Product Line in the U.S. market.
The partnership with MainPointe would represent RepliCel’s first footprint in the U.S. market and the Company’s second distribution partnership for its near-commercial RepliCel Injector Product Line. RepliCel’s partner, YOFOTO (China) Health is committed to being the distributor of the RepliCel Injector Product Line in Greater China, where it will first launch in Hong Kong after either European or American regulatory approval is obtained and registered in the Chinese territory.  This regulatory registration will also trigger a $500,000 milestone payment to RepliCel.
Lee Buckler, CEO of RepliCel commented, “We are very pleased with the opportunity this partnership with a US-based shareholder and experienced healthcare distributor represents. The injection of capital from MainPointe will finance both the European and U.S. commercialization of our Dermal Injector Product Line, as well as completing the final steps needed to prepare for clinical testing of our skin and tendon regeneration cell therapy products in Japan. In combination with YOFOTO’s product development activity in China, we believe this represents a very significant series of milestones over the coming months.”
John Schutte, CEO of MainPointe commented, “As a serial healthcare entrepreneur, an investor, and the founder CEO of MainPointe Pharmaceuticals, I am proud of our track record in identifying high-value products which are backed by great science and positioned for our team’s regulatory and sales expertise in commercial value creation. Our long-term experience with the FDA has allowed us to bring a wide variety of healthcare products to market in the United States and drive phenomenal year-over-year sales growth with early-stage and novel products. The RepliCel investment and distribution partnership represents an exciting opportunity for MainPointe Pharmaceuticals to move into the fast-growing spaces of regenerative medicine and next-generation injection delivery technology.”
Primary Deal Terms
In consideration for an investment of CAD $2,700,000 and the payment of all costs related to obtaining FDA approval for Company’s dermal injector and consumables, RepliCel has agreed to issue MainPointe up to an aggregate of four (4) million common shares, a right to participate in RepliCel’s royalty revenue stream up to a defined ceiling, and certain distribution rights of RepliCel Injector Product Line in the United States.  The investment will be made as to CAD $500,000 within five (5) days of receipt of conditional approval from the TSX Venture Exchange, CAD $500,000 by December 15, 2020, CAD $700,000 by January 21, 2021, CAD $700,000 by April 21, 2021 and CAD $300,000 by August 21, 2021.  The common shares will be priced at the greater of CAD $0.675 or the Discounted Market Price as such term is defined in the Policies of the TSX Venture Exchange.

The royalty right will be equal to (a) 5% of the amounts earned by and paid to the Company from the sale of any of its “NBDS Products” defined as its RCS-01 (NBDS Fibroblast Therapy – Treatment for Aging Skin), RCT-01 (NBDS Fibroblast Therapy – Treatment for Chronic Tendinosis), and any other product which is comprised of the non-bulbar dermal sheath cells patented by the Company, and (b) 20% of the amounts earned by and paid to the Company from the sale of any of its “DSC Products” defined as its RCH-01 (DSC Therapy for Treatment Androgenic Alopecia) and any other product which is comprised of the dermal sheath cup cells patented by the Company.
In consideration for paying all expenses required to obtain regulatory approval for the RepliCel Injector Product Line, the exclusive distribution rights shall commence upon receipt of regulatory approval to launch the RepliCel Injector Product Line in the U.S. market for a period expiring on the earlier (a) four (4) years, or (ii) when MainPointe has earned USD $2,000,000 in gross income from the sale of the products in the RepliCel Injector Product Line.  The Company will have the right, in its discretion, to buy out this exclusivity right for an amount equal to the net-present value of profit to be earned on USD $2,000,000 in gross income.
Closing of the transactions contemplated under the binding term sheet is conditional on the parties entering into definitive agreements and receipt of regulatory approval.
About the RepliCel (RCI-02) Injector Product Line
The RepliCel Injector Product Line is comprised of a desktop touchscreen control unit wired to a handheld electronic injector wand with a push-button trigger rather than a manual plunger. In addition to offering unparalleled electronic control and consistency of injection depth and dose, the injector includes a cooling element intended to cool the skin to minimize sensation prior to injection. The proprietary consumables include two different multi-needle heads, syringe cartridges, and liners.
RepliCel management and advisors have engaged key clinical opinion leaders on the identification of high-value market applications for the device including the injection of various substances into the dermal and subcutaneous layers. Such substances include toxins, dermal fillers, drugs, biologics, PRP, fat, and cells. Potential uses for the devices include injections to treat hair loss, hyperhidrosis, migraines, skin aging/damage, skin pigmentation, and wounds, as well as cosmetic procedures such as skin rejuvenation, aesthetic sculpting, and reduction of fine wrinkles.
Commercial and clinical-grade units of the consumables and injector are now in production. Once these units are available, functional and clinical testing will be launched for the purpose of gathering all necessary data to complete the submission to regulatory agencies seeking marketing approval. Plans are actively underway to pursue regulatory approvals for market launch initially in the United States, Europe, Hong Kong, and Japan to be followed by other markets globally.
About MainPointe Pharmaceuticals
MainPointe Pharmaceutics is owned and managed by a multi-generational family of healthcare investors and entrepreneurs who founded the company. Specializing in sales and innovative distribution of consumer health differentiated brands and valued supplements that often utilizes unique technologies to improve patient outcomes and enhance consumer wellness, MainPointe is a company lead by management with more than 50 years of industry experience, established relationships, and superior reputations. MainPointe’s unique access to capital and nimble company structure makes it unique among similar sized pharmaceutical companies. Since its launch in 2017, MainPointe has brought nine products to market in the United States and is aggressively pursuing new products to bring to market.

About RepliCel Life Sciences
Headquarted in Canada with a base of operations in Europe, RepliCel has existing partnerships in Japan and China. RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. RCH-01 is currently being co-developed with, and under exclusive license by, Shiseido for certain Asian countries. All product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.
For more information, please visit www.replicel.com or contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel .com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: that MainPointe will complete its investment, that the Company will receive regulatory approval in Europe or the United States for its dermal injector products and consumables, that the Company will commercialize its dermal injector product line in Europe and the United States, that the Company will complete the final steps needed to prepare for clinical testing of its skin and tendon regeneration cell therapy products in Japan, that the dermal injector products will be launched in the United States, Europe, Hong Kong, Japan and other markets globally.
These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks related YOFOTO spending the required amounts on RepliCel’s programs and related infrastructure over the next 5 years in Greater China; risks that the Company’s products may not perform as, or have the benefits, expected; risks that the Company’s products may not be accepted and adopted by the public; the risk that the Company will not obtain CE mark clearance for its dermal injector device as anticipated or at all; the risk that there will be delays enrolling clinical trial participants or commencing any clinical or research programs as anticipated or at all; the risk that the Company will receive negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risk that the Company may not obtain any further data from Shiseido; risks associated with the Company obtaining all necessary regulatory approvals for its various programs; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.